UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

K Wave Media Ltd. Enters into Agreement to Rescind Purchase of Solaire Partners LLC

As previously announced, on March 31, 2023, K Enter Holdings Inc. (“K Enter”), a wholly owned subsidiary of K Wave Media Ltd., a Cayman Islands exempted company (the “Company”), entered into that certain Equity Purchase Agreement (the “Solaire Purchase Agreement”), by and among K Enter and Pyungho Choi, Youngjae Lee, Hyojeong Song, CY Holdings Co., Ltd., Soogyeong Park, Nayoung Hyun, Myeonghyeon Lee and Minsoo Kim (collectively, the “Solaire Sellers”), pursuant to which the Company purchased from the Solaire Sellers an aggregate of 95% of the equity interests (collectively, the “Solaire Equity”) in Solaire Partners LLC (“Solaire”). In consideration of the Solaire Equity, the Company issued to the Solaire Sellers an aggregate of 9,827,057 of the Company’s Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”). Mr. Pyeungho Choi currently serves as Chairman of the Company’s Board of Directors.

On May 29, 2026, the Company entered into a Rescission and Termination Agreement (the “Rescission Agreement”), by and among the Company and Pyungho Choi, Youngjae Lee, CY Holdings Co., Ltd., Soogyeong Park, Myeonghyeon Lee and Minsoo Kim (collectively, the “Rescission Sellers”), pursuant to which the Company and the Rescission Sellers agreed to terminate and rescind the Solaire Purchase Agreement, the Company agreed to transfer the Solaire Equity to the Rescission Sellers within 60 days of the execution of the Rescission Agreement, and the Rescission Sellers agreed to transfer 9,827,057 Ordinary Shares to the Company within 60 days of the execution of the Rescission Agreement. Additionally, pursuant to the Rescission Agreement, Pyeungho Choi agreed to resign from, and as Chairman of, the Company’s Board of Directors within 60 days of the execution of the Rescission Agreement, subject to the consummation of the transfers of the Shares and the 9,827,057 Ordinary Shares under the Rescission Agreement. The Rescission Agreement contains a mutual release, pursuant to which Company and the Rescission Sellers released each other from all claims relating to the Solaire Purchase Agreement.

The foregoing description of the Rescission Agreement is not complete, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the full text of the Rescission Agreement, a copy of which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

On June 4, 2026, the Company issued a press release announcing the execution of the Rescission Agreement and the transactions thereunder. The press release is furnished as Exhibit 99.2 hereto and is incorporated herein by reference.

Forward Looking Statements

This Report on Form 6-K includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in any subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). Copies of the Company’s filings with the SEC are available on the SEC’s website, www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any statement is based.

Exhibit No.	Description of Exhibit
99.1	Rescission and Termination Agreement, dated May 29, 2026, K Wave Media Ltd., Pyungho Choi, Youngjae Lee, CY Holdings Co., Ltd., Soogyeong Park, Myeonghyeon Lee and Minsoo Kim.
99.2	Press Release, dated June 4, 2026.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: June 4, 2026	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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